News Release
NYSE-AMEX, TSX Symbol: NG		TSX Venture Symbol: CPY

NovaGold and Copper Canyon Complete Plan of Arrangement

May 20, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (“NovaGold”) (NYSE-AMEX: NG, TSX: NG) and Copper Canyon Resources Ltd. (“Copper Canyon”) announced today that they have completed the previously announced plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta) involving Copper Canyon, the Copper Canyon securityholders, NovaGold and Omineca Mining and Metals Limited (“Omineca”).

“This arrangement consolidates our ownership in the Galore Creek area, offers additional exploration upside and simplifies infrastructure development for the Galore Creek project,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “We are pleased to have concluded this transaction and welcome Copper Canyon shareholders to participate as NovaGold advances its world-class portfolio of properties, including Galore Creek, Donlin Creek and Ambler.”

Summary of Transaction
Pursuant to the Arrangement, NovaGold acquired all of the issued and outstanding common shares of Copper Canyon which it did not already hold. As a result, Copper Canyon is now a wholly-owned subsidiary of NovaGold. In accordance with the Arrangement, former Copper Canyon shareholders are entitled to receive 0.0735 of a NovaGold common share, cash in the amount of $0.001 and one-quarter of a common share of Omineca, a newly incorporated company, for each Copper Canyon share. Under the Arrangement, Copper Canyon transferred to Omineca substantially all of its assets other than certain cash and its 40% interest in the Copper Canyon property. The common shares of Omineca have been listed on the TSX Venture Exchange (trading symbol: OMM). NovaGold issued a total of 4,172,415 common shares under the Arrangement, representing approximately 1.7% of the number of NovaGold common shares currently outstanding.

Copper Canyon securityholders approved the Arrangement at a meeting of securityholders held on May 18, 2011 and the Court of Queen’s Bench of Alberta granted a final order approving the Arrangement on May 19, 2011. The common shares of Copper Canyon (“Copper Canyon Shares”) were delisted from the TSX Venture Exchange immediately following completion of the Arrangement on May 20, 2011. Copper Canyon is applying to cease to be a reporting issuer under applicable Canadian securities laws.

Ownership of Shares in Omineca
Pursuant to the Arrangement, NovaGold, directly and through its wholly-owned subsidiaries, NovaGold Canada Inc. and Copper Canyon, acquired, and now holds and exercises control and direction over, an aggregate of 1,725,858 common shares of Omineca representing approximately 10.8% of the 15,917,743 common shares of Omineca currently outstanding. All of such common shares were acquired by NovaGold under the Arrangement for the consideration specified therein. The Omineca shares are being held by NovaGold as a portfolio investment. NovaGold does not currently have any intention to acquire additional common shares of Omineca or to sell any common shares of Omineca presently held. Any such decision will depend upon market conditions and other factors from time to time.

Advisors and Counsel
NovaGold’s financial advisor in connection with the transaction is TD Securities Inc. and its legal advisors are Blake, Cassels & Graydon LLP in Canada and Dorsey & Whitney LLP in the United States. Copper Canyon’s financial advisor is Primary Capital Inc. McLeod & Company LLP acted as counsel, and Fraser Milner Casgrain LLP acted as special counsel to Copper Canyon.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold and Copper Canyon Contacts

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227

NovaGold Resources Inc.
P.O. Box 24
Suite 2300, 200 Granville Street
Vancouver, BC V6C 1S4

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the business combination with Copper Canyon, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the accuracy of management’s assessment of the effects of the successful completion of the Arrangement; uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.